Fierce competition. Currency revaluation. Escalating oil costs.

Record revenue. Record net income. Record cash.

In a volatile business environment, keen instincts take over.

2006 ANNUAL REPORT

Company Profile

Headquartered in Hauppauge, New York, Medical Action Industries Inc. develops, manufactures, markets and supplies a variety of disposable medical products. The Company’s products are marketed primarily to acute care facilities in domestic and certain international markets, while in recent years the Company has expanded its end-user markets to include physician, dental and veterinary offices, out-patient surgery centers and long-term care facilities. Medical Action is a leading manufacturer and supplier of collection systems for the containment of medical waste, minor procedure kits and trays, sterile disposable operating room towels and sterile disposable laparotomy sponges. The Company’s products are marketed by its direct sales personnel, extensive network of distributors and manufacturers’ representatives.

Medical Action has entered into preferred vendor agreements with national distributors, as well as sole source and/or committed contracts with group purchasing alliances. The Company also manufactures its products under private label programs to other distributors and medical suppliers. Medical Action’s manufacturing, packaging and warehousing activities are conducted in its Arden, North Carolina and Clarksburg, West Virginia facilities. The Company’s procurement of certain products and raw materials from the People’s Republic of China is administered by its office in Shanghai, China.

Selected Financial Data

Year ended March 31,	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Earnings Data
Net sales	$150,942,171	$141,423,059	$127,601,339	$104,821,844	$82,836,049	$75,441,354	$70,951,533	$57,500,109	$54,640,129	$46,000,309
Income before income taxes	18,514,653	16,908,140	15,024,003	13,163,742	10,135,419	7,369,627	5,284,900	3,167,424	2,756,096	1,642,572
Net income	11,461,416	10,682,092	9,433,872	8,200,702	6,270,645	4,407,845	3,238,062	1,915,437	1,684,243	971,347
Net income per common share:
Basic	1.10	1.04	.95	.86	.68	.48	.36	.23	.21	.12
Diluted	1.08	1.02	.92	.81	.62	.46	.35	.21	.19	.12
Balance Sheet Data
Total assets	$100,391,228	$85,880,446	$85,296,812	$84,743,776	$49,647,167	$39,804,201	$39,154,448	$40,152,793	$31,880,894	$24,993,552
Working capital	37,429,757	22,685,763	17,433,291	16,409,442	15,402,142	16,687,809	16,785,870	14,194,637	11,108,552	10,228,286
Long-term debt including capital leases (less current portion)	2,440,000	2,800,000	11,720,000	27,355,000	8,380,000	7,626,872	11,329,668	13,210,729	6,142,900	3,558,674
Shareholders’ equity	83,142,913	69,071,092	56,806,993	43,034,449	33,758,608	25,921,517	21,751,373	17,896,379	15,535,456	13,417,942

Communicate better.

By communicating with our healthcare partners, we truly are in a position to be the supplier of choice.

To our Stockholders, Customers, Healthcare Partners and Friends

Fiscal 2006 was another outstanding year for Medical Action. We ended the year with our eleventh consecutive year of record revenue, ninth consecutive year of record net income and record cash flow. We view our growth in revenues, net income and accumulation of cash as a strong performance. However, there is no doubt that this past year will be remembered as a year in which Medical Action once again demonstrated resilience in overcoming challenges in the business environment. Escalating oil and natural gas prices caused resin, the principal raw material in the manufacture of our plastic products, to once again rise to unprecedented levels, resulting in continued pressure on gross margins.

The increase in resin resulted in the utilization of significant human resources in implementing the largest price increase in the Company’s history.

This past year was also characterized as a year where the People’s Republic of China began to revalue its currency. A free floating Chinese currency, rather than one pegged to a fixed exchange rate, has the potential for unintended economic consequences; mainly it could boost inflationary pressures by raising the price of everything that is sourced from China. With a significant portion of our raw materials procured from China, we continue to watch that situation very closely for any potential effect on our gross margins. Finally, we continued to diversify our manufacturing capabilities abroad by procuring certain products from alternate sources such as India, which may be initially at higher costs compared to our traditional sources such as China.

Right.

From the beginning.

For us, this is more than our new corporate tagline. It’s how we approach our business every day.

Our customers know that when it has to be right, it has to be Medical Action. From product inception to final usage, our emphasis on quality is as instinctive as our business savvy.

We believe that building a flexible global procurement strategy will make us a stronger Company in the long-term.

The strength of our Company is characterized by how we react and respond to these adversities and, not only overcome these obstacles, but continue to deliver record results.

Aside from overcoming significant external challenges, this past year we focused on strengthening our communication throughout the healthcare supply chain, from the patient, to the group purchasing organizations and integrated delivery networks, to the distributor and finally to our employees. By understanding and addressing the needs of each of these partners, we solidify our position as the supplier of choice. This philosophy drives our day-to-day basic commitment to business and supply chain excellence; getting the right product, at the right price, on time, to our customer; right from the beginning. We set high standards for our performance, listening closely to our customers’ expectations and benchmarking our performance against the “best of the best.” Within our industry we continue to raise the bar for product quality and industry-leading process efficiency.

The centerpiece of our increased focus on communication has been to articulate everything that the Medical Action brand has come to represent to our various stakeholders. To our customers and supply chain partners, many of whom know us as the supplier of choice in our traditional markets, we have developed an approach to more clearly convey Medical Action’s value proposition as it is applied to our current scope of products and services. To our employees whose actions create the value behind the brand, this communication focus reinforces their dedication to being reliable, competent problem solvers in response to customer needs. And as we promised last year, we also made a concerted effort to communicate our story to the investment community. We attended six investment conferences and held over fifty one-on-one meetings in fiscal 2006. Our tireless efforts did not go unrecognized, as the price of our common stock reached several new all-time highs during this past year. In fiscal 2007 and beyond we will continue to amplify and broadcast what the Medical Action brand has come to stand for in the marketplace: simply the highest quality products and the best customer service in the healthcare industry.

This past year was also a time of significant investment in Medical Action’s operating infrastructure. Medical Action has always been a highly

Work together.

By pooling our collective expertise, skills, experience and creativity, we foster dynamic decision making, innovative thinking and unbeatable results.

responsive organization able to make efficiency gains by being leaner, more efficient and more focused than our competition. We’ve done this in part by investing in information technology and taking the lead in electronic commerce. As we discussed in last year’s annual report, we have selected SAP as our new software platform. We expect to complete its implementation by the third quarter of fiscal 2007. While we expected to be utilizing our new system by this time, we remain steadfast to our commitment of not switching any of our systems until we are 100% ready. Upon implementation, our ability to grow through information technology, integrate larger acquisitions, or simply understand our business better will all be enhanced.

Fiscal 2006 was also a time to invest in our future by focusing on our people. Medical Action’s culture is based on a core set of beliefs; the most important of which is a commitment to working together for mutual success. By pooling our collective expertise, skills, experience and creativity, we foster dynamic decision making, innovative thinking and unbeatable results. Operating in this team environment fosters a creative and entrepreneurial spirit. We are builders and innovators who have the competency to develop solutions to today’s healthcare needs, the foresight to anticipate future needs and the tools it will take to achieve them. Most importantly, the Medical Action culture gives us the format to express ourselves, to make decisions, to develop our professional skills and to become valued contributors.

The foundation of our success is our dedicated, trained, quality-conscientious work force. This recognition prompted significant investments in our human resources with our goal to become the employer of choice in our industry. This means fostering a reciprocal relationship between Medical Action and its people that helps us attract and retain the right people, with superior skills in the right jobs, while providing the right recognition. This reciprocal relationship defines the way we work together at Medical Action.

For example:

•	Medical Action commits to recognize high-quality performance, and our employees agree to accept greater accountability for their performance.

•	Medical Action commits to creating a work environment that supports innovation and new thinking, and our employees offer superior ideas and take appropriate risks to provide better customer service.

•	Medical Action commits to providing employees with more development opportunities, and our employees maximize those opportunities for the benefit of our customers, our stockholders, and the Company.

•	Medical Action shares its success with employees and our employees contribute every day to build that success.

Net Sales ($ Millions)

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Net Income ($ Millions)

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Medical Action continues to evolve into a leading disposable medical device manufacturer. Our growth in product breadth, markets we serve, as well as geographic reach, has been carefully planned and executed to enhance our competitiveness and to create value for all of our stockholders. Our strategy for sustaining long-term profitable growth and creating stockholder value is two-fold; first, generate organic growth from internal product development and efficiencies, and second, expand our global network and product offerings by acquisition, when they fit appropriately with our strategy and our culture.

Our organic growth stems from several factors including developing new products, establishing long-term relationships throughout the healthcare supply chain, capitalizing on our niche specialties and managing our business more efficiently through cost reduction initiatives. Medical Action’s corporate strategy also calls for targeted acquisitions to become the catalyst for faster organic growth in the future. Acquisition candidates will be evaluated on their ability to add breadth to product lines, provide vehicles into new markets or new geographies, and increase the depth of manufacturing capabilities. These ingredients of Medical Action’s past success will continue to be ingredients of its success in the future.

Despite challenging economic conditions and ever more competitive markets, the soundness of Medical Action’s balanced growth strategy was proven again in fiscal 2006. Nowhere is this more apparent than in our top line growth. Our net sales in fiscal 2006 exceeded $150,000,000 for the first time in our corporate history. Growth has been a major focus at Medical Action since the mid-1990s, when we embarked on an aggressive acquisition program. In fact, revenues have grown by approximately 163% during the seven-year period from fiscal 1999 to fiscal 2006. More significant, however, is our stronger growth in our bottom line earnings during the same period, which have increased by approximately 500%. Our intent from the beginning has been to build a diversified global medical device company. However, we remain true to our roots, that we will never sacrifice bottom line results in order to achieve our strategic top line objectives.

Shareholders’ Equity ($ Millions)

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Remain focused.

Medical Action has always been a highly responsive organization able to make efficiency gains by being leaner, more efficient and more focused than our competition.

Setting and properly executing our strategic plan requires the guidance of an experienced Board of Directors. That experience was enriched in August 2005 when Henry A. Berling, former Executive Vice President and Board Member of Owens and Minor Inc., joined our Board. Henry’s presence benefits Medical Action and its stockholders by bringing to the Board his more than 30 years of experience in the healthcare industry. Dr. Thomas Nicosia, a director for the past twenty years, has decided not to stand for reelection when his term expires this year. Tom played a key role in our development, and I want to acknowledge our deepest appreciation for his service. The Board has nominated Mr. Kenneth R. Newsome, President and Chief Executive Officer of AMF Automation Technologies, Inc., to replace Dr. Nicosia. Mr. Newsome will bring to our Board an added measure of the skill, experience and global outlook that Medical Action’s strategies demand.

We continue to manage our business for growth and profitability and we remain focused on what we do best – provide our customers with the highest quality of medical devices at the lowest delivered cost – and the focus has paid off with outstanding results. There has been no year in our 29-year history as successful as fiscal 2006. Our financial results speak for themselves. Net sales increased 7% to a record $150,942,000, compared with $141,423,000 in fiscal 2005. Net income for the year increased 7% to a record $11,461,000 compared with $10,682,000 one year ago. Earnings per basic share increased to a record $1.10 from $1.04 and earnings per diluted share increased to a record $1.08 from $1.02. As a result of having repaid all of our remaining bank debt in fiscal 2005, during this past year we accumulated more than $16,000,000 of cash, leaving only the balance of our Industrial Revenue Bonds of approximately $2.8 million outstanding. Stockholders’ equity increased to more than $83,000,000 or $7.90 per outstanding share, while our total assets now exceed $100 million.

Grow steadily.

Our growth in product breadth, markets we serve, as well as geographic reach, has been carefully planned and executed to enhance our competitiveness and to create value for all of our stockholders.

Diluted Income Per Share ($)

[GRAPHIC]

Our solid financial performance demonstrates the strength, stability and growth potential of our business.

Our balance sheet continues to be an important strategic asset as we move into the future. Among other things, our financial growth gives us the ability to pursue attractive acquisition opportunities.

Though we continue to be prudent in evaluating possible acquisitions, we will also continue to be on the lookout for those that make sense for the Company and its stockholders. The right kind of acquisitions are those that sharpen our competitive edge, enhance our core competencies, broaden our ability to offer various products, are immediately accretive to earnings – and do all these things relatively quickly, not at some vaguely defined future time.

Managing our cost structure also continues to be a primary focus in recognition of how market conditions in healthcare have changed our customers’ needs. Americans continue to enjoy the finest healthcare service in the world. New devices and techniques improve and prolong life; but not without substantial cost. In an effort to restrain the dollar impact, new programs have evolved within our markets or have been driven by federal or state legislation. Group purchasing organizations, integrated delivery networks, health maintenance organizations, preferred provider organizations and local or regional hospital alliances are just some of the strategies providers are employing in order to leverage purchasing and operating costs.

Consolidation, both vertical and horizontal, continued to take place with our competitors, supply chain partners and our customers. The impact on the manufacturing side has also been dramatic and in response Medical Action has continued to work on operational and administrative expense management to remain competitive. In fiscal 2006 we implemented prudent price increases in response to environmentally driven raw materials inflation. However, price increases are difficult for our customers in this climate, and on some occasions we chose to absorb increases in prices for raw materials.

Many of our cost reduction programs have in the past allowed us to improve our gross profit margins, but may in the near term be necessary just to protect existing margins. We have also worked diligently to increase our operating margins by leveraging our selling, general and administrative expenses and will continue to seek industry leading efficiency.

We cannot think of a better, more exciting time to be part of Medical Action. To maintain our competitive edge, we continue to hire the brightest and the best. We are extremely proud of our employees, who are the embodiment of the spirit that defines Medical Action and who produced our fiscal 2006 results. It is because of them that we are successful. Never before have we had so many markets open to us. Never before have we had so much opportunity within existing product lines. Never before have we been so financially sound that we could consider significant acquisitions.

We would like to thank all of our employees for a superb performance over the past year. We also greatly appreciate the continued support and confidence shown by our stockholders, customers and healthcare partners. While the healthcare landscape will no doubt continue to evolve rapidly, we intend to work hard, stay ahead of the curve and continue to win.

Paul D. Meringolo

Chairman of the Board,

Chief Executive Officer and President

Welcome change.

Managing our cost structure also continues to be a primary focus in recognition of how market conditions in healthcare have changed our customers’ needs.

     Management’s Discussion and Analysis of Financial Condition

The following management’s discussion and analysis describes material changes in the results of operations of Medical Action Industries Inc. (“Medical Action” or the “Company”) during each of the three years ended March 31, 2006 and the Company’s financial condition at that date. Trends of a material nature are discussed to the extent known and considered relevant.

Certain statements in this discussion constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Statements indicating the Company “plans,” “expects,” “estimates,” “believes” and similar terms are forward-looking statements that involve known and unknown risks, including the Company’s future economic performance and financial results. Forward-looking statements are not guarantees of future performance and the Company’s actual results may differ significantly from the results discussed in the forward-looking statements.

Important factors and risks that could cause actual results to differ materially from those referred to in the forward-looking statements include, but are not limited to, the effect of economic and business conditions, the impact of healthcare reform, opportunities for acquisitions, the Company’s ability to effectively integrate acquired companies, the ability of the Company to maintain its gross profit margins, the ability to obtain additional financing to expand the Company’s business, the ability to successfully compete with the Company’s competitors that have greater financial resources, the availability and possible increases in raw material prices, the impact of current or pending legislation and regulation, as well as the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, which include its Annual Report on Form 10-K (see subsection entitled “Factors That May Affect Future Results and Financial Condition”) and Quarterly Reports on Form 10-Q.

The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could affect actual results, performance and/or achievements, expressed or implied, by the forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company undertakes no obligation to update periodically any forward-looking statement, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS – OVERVIEW

The following table sets forth certain operational data for the periods indicated:

	2006	2005	2004
Net Sales	$150,942,000	$141,423,000	$127,601,000
Gross Profit	$39,320,000	$36,710,000	$34,010,000
Selling, General and Administrative Expenses	$20,990,000	$19,524,000	$18,109,000
Income Before Taxes	$18,515,000	$16,908,000	$15,024,000
Net Income	$11,461,000	$10,682,000	$9,434,000

The following table sets forth certain operational data as a percentage of net sales for the periods indicated:

	2006	2005	2004
Net Sales	100.0%	100.0%	100.0%
Gross Profit	26.0%	26.0%	26.7%
Selling, General and Administrative Expenses	13.9%	13.8%	14.2%
Income Before Taxes	12.3%	12.0%	11.8%
Net Income	7.6%	7.6%	7.4%

The Company experienced its most successful year ever in terms of revenue and profitability. The Company’s revenue increased by 7% to $150,942,000 and its net income increased by 7% to $11,461,000 for the year ended March 31, 2006 over the year ended March 31,2005. This marks the eleventh consecutive year of record sales and the ninth consecutive year of record net income.

Gross margin dollars increased primarily due to increased sales volume resulting from greater domestic market penetration primarily of its minor procedure kits and trays and its containment systems for medical waste product lines. Gross margin as a percentage of sales remained at 26% despite increased raw material costs as a result of increased efficiencies in shipping operations which resulted in lower freight costs and due to lower product costs as a result of increased sales volume while maintaining relatively stable fixed overhead costs.

Selling, general and administrative expenses increased primarily due to increased salaries, salesman’s commissions and shipping costs. Selling, general and administrative expenses as a percentage of sales remained relatively unchanged at 13.9% and 13.8% of sales for the years ended March 31, 2006 and March 31, 2005, respectively.

The Company’s financial condition was strengthened during fiscal 2006 as a result of net cash provided by operating activities of $14,952,000, which included $699,000 of tax benefit from exercise of stock options. This was partially offset by net cash of $970,000 used in investing activities. Investing activities included $970,000 of purchases of property and equipment. The Company also received $1,896,000 in net proceeds from the exercise of stock options. These were the major factors in the Company’s increase in working capital of $14,744,000 during the year ended March 31, 2006 and corresponding increase in the Company’s current ratio to 4.8 during the year ended March 31, 2006 from 3.3 during the year ended March 31, 2005.

The Company anticipates continued volatility in certain raw material costs and continued market pricing pressures during fiscal 2007. Future operating results are dependent on the Company’s ability to manage these factors.

FISCAL 2006 COMPARED TO FISCAL 2005

The following table sets forth the major sales variance components for the year ended March 31, 2006 versus March 31, 2005:

2005 Net Sales	$141,423,000
New Products	337,000
Volume of Existing Products	8,929,000
Price/Mix	253,000

2006 Net Sales	$150,942,000

Net sales for the fiscal year ended March 31, 2006 increased 7% to $150,942,000 from $141,423,000 for the fiscal year ended March 31, 2005. The increase in net sales was primarily attributable to a $6,963,000 or 19% increase in net sales of minor procedure kits and trays; a $5,594,000 or 14% increase in net sales of containment systems for medical waste; a $611,000 or 33% increase in net sales of patient slippers; a $484,000 or 17% increase in protective apparel, a $426,000 or 12% increase in net sales of patient aids and a $449,000 or 2% increase in net sales of operating room towels. These increases more than offset the $675,000 or 5% decrease in net sales of laparotomy sponges, $1,978,000 or 31% decrease in net sales of wound care products and a $796,000 or 11% decrease in net sales of sterilization products. The increase in net sales was primarily attributed to approximately $337,000 due to net sales of new products, a net increase of $8,929,000 due to increased sales volume of existing products and a net increase of $253,000

    Management’s Discussion and Analysis of Financial Condition (cont.)

due to higher average selling prices on existing products. Management believes that the increase in net sales of the minor procedure kits and trays product line, operating room towels, containment systems for medical waste, patient slippers, protective apparel and patient aids was primarily due to greater domestic market penetration.

Major Product Line Variances for the year ended March 31, 2006 compared to the year ended March 31, 2005	Unit Sales % Inc. (Dec.)	Average Selling Prices % Inc. (Dec.)
Containment Systems for Medical Waste	4%	10%
Minor Procedure Kits and Trays	9%	2%
Patient Slippers	44%	(10%)
Operating Room Towels	11%	(8%)
Laparotomy Sponges	(2%)	(3%)
Patient Aids	13%	(1%)
Protective Apparel	19%	(2%)
Wound Care	(23%)	(5%)
Sterilization Products	(3%)	(7%)

Management believes that the decrease in average selling prices of laparotomy sponges, operating room towels, patient slippers, patient aids, protective apparel, sterilization products and wound care products was primarily due to increased competition in the domestic market, which it believes will continue in fiscal 2007. Management believes that the decrease in unit sales of wound care, laparotomy sponges and sterilization products was primarily due to increased competition in the domestic market, which it believes will continue in Fiscal 2007. Management believes that the increase in the average selling prices of certain containment systems products was due to price increases instituted to recover a portion of increases in plastic resin, the primary raw material utilized in the manufacture of the containment systems product line. The Company’s international sales for the fiscal year ended March 31, 2006 were $4,807,000 or 3% of total net sales as compared to $4,844,000 or 3% of total net sales for the fiscal year ended March 31, 2005.

The Company has entered into agreements with nearly every major group purchasing organization. These agreements, which expire at various times over the next several years, can be terminated typically on ninety (90) day advance notice and do not contain minimum purchase requirements. The Company, to date, has been able to achieve significant compliance to their respective member hospitals. The termination or non-renewal of any of these agreements may result in the significant loss of business or lower average selling prices. In some cases, as these agreements are renewed, the average selling prices could be materially lower.

During fiscal 2006, the Company participated in several reverse auctions in order to achieve renewal of certain major group purchasing agreements. This process has resulted in the renewal of two existing agreements, one of which is at lower average selling prices, which may also result in the attainment of additional business. The Company anticipates continued participation in reverse auctions or similar processes as deemed necessary during fiscal 2007.

Containment systems for medical waste is the Company’s largest product line. The primary raw material utilized in the manufacture of this product line is plastic resin. During fiscal 2006, world events continued to cause the cost of plastic resin to be extremely volatile. The most significant impact of the increase in the cost of plastic resin occurred at our West Virginia facility in the manufacture of plastic bags. The increase was approximately 26% or $1,700,000 when compared to the prior year. The Company anticipates this volatility to continue in fiscal 2007. In the past, including fiscal 2006, the Company has been able, from time to time, to increase selling prices for certain of these products to recover a portion of the increased cost. However, the Company is unable to give any assurance that it will be able to pass along future cost increases to its customers, if necessary.

The following table sets forth sales and cost of sales data for the periods indicated:

	2006	2005	2004
Net Sales	$150,942,000	$141,423,000	$127,601,000
Cost of Sales	111,622,000	104,713,000	93,591,000
Gross Profit	$39,320,000	$36,710,000	$34,010,000
Gross Profit Percentage	26.0%	26.0%	26.7%
Selling, General and Administrative Expenses	$20,990,000	$19,524,000	$18,109,000
As a Percentage of Net Sales	13.9%	13.8%	14.2%

Gross profit increased $2,610,000 or 7% to $39,320,000 for the fiscal year ended March 31, 2006, as compared to $36,710,000 for the prior fiscal year. Gross profit as a percentage of sales was 26% for the fiscal years ended March 31, 2006 and March 31, 2005. The increase in gross profit dollars for the fiscal year ended March 31, 2006 was primarily due to increased sales volume. The Company maintained its gross profit percentage at 26% despite increased purchase costs on certain raw materials as a result of increased efficiencies in its shipping operations which resulted in lower freight costs and due to lower product costs resulting from increased throughput in our manufacturing facilities as a result of increased sales volume while maintaining relatively stable fixed overhead costs.

Selling, general and administrative expenses increased 8% or $1,466,000 to $20,990,000 for the fiscal year ended March 31, 2006 from $19,524,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses increased to 13.9% as compared to 13.8% for the prior fiscal year. Selling, general and administrative expenses increased primarily due to increased salary and related expenses, salesman’s commissions and shipping costs attributable to the Company’s growth.

Interest expense decreased 82% to $51,000 from $290,000 for the fiscal years ended March 31, 2006 and March 31, 2005, respectively. Interest income increased to $235,000 from $13,000 for the fiscal years ended March 31, 2006 and March 31, 2005, respectively.

The decrease in interest expense and increase in interest income was attributable to a net decrease in the average principal loan balances outstanding and an increase in the average cash and cash equivalents balances during the fiscal year ended March 31, 2006 as compared to fiscal year ended March 31, 2005. The decrease in loan balances and increase in cash and cash equivalents was primarily attributable to net cash provided by operating activities.

Income tax expense increased to $7,053,000 or 38.1% of income before income taxes compared to $6,226,000 or 36.8% of income before income taxes. The primary reason for the increase in the tax rate was due to an increase in the statutory rate as a result of the Company’s increased taxable income placing it into a higher tax bracket, reduced deductions for charitable inventory and an increase in state income taxes. This was partially offset by the Company qualifying for the Domestic Production Activities Deduction.

Net income for the fiscal year ended March 31,2006 was $11,461,000 or $1.10 per basic share and $1.08 per diluted share as compared to $10,682,000 or $1.04 per basic share and $1.02 per diluted share for the fiscal year ended March 31, 2005. The increase in net income was attributable to the increase in net sales, gross profits, the decrease in interest expense and the increase in interest income, which was partially offset by an increase in selling, general and administrative expenses.

    Management’s Discussion and Analysis of Financial Condition (cont.)

FISCAL 2005 COMPARED TO FISCAL 2004

The following table sets forth the major sales variance components for the year ended March 31, 2005, versus March 31, 2004:

2004 Net Sales	$127,601,000
New Products	1,225,000
Volume of Existing Products	14,732,000
Price/Mix	(2,135,000)

2005 Net Sales	$141,423,000

Net sales for the fiscal year ended March 31, 2005 increased 11% to $141,423,000 from $127,601,000 for the fiscal year ended March 31, 2004. The increase in net sales was primarily attributable to a $6,490,000 or 20% increase in net sales of minor procedure kits and trays; a $2,110,000 or 10% increase in net sales of operating room towels; a $1,833,000 or 5% increase in net sales of containment systems for medical waste; a $1,086,000 or 146% increase in patient slippers and a $1,017,000 or 36% increase in net sales of patient aids. These increases more than offset the $113,000 or 1% decrease in net sales of laparotomy sponges. The increase in net sales was primarily attributed to approximately $1,225,000 due to net sales of new products, an increase of $14,732,000 due to increased sales volume of existing products which was partially offset by a decrease of $2,135,000 due to lower average selling prices on existing products. Management believes that the increase in net sales of the minor procedure kits and trays product line, operating room towels, containment systems for medical waste, patient slippers and patient aids was primarily due to greater domestic market penetration. Unit sales of laparotomy sponges increased 2% and average selling prices decreased 3%. Unit sales of operating room towels increased 18% and average selling prices decreased 7%. Management believes that the decrease in average selling prices of laparotomy sponges and operating room towels was primarily due to increased competition in the domestic market, which it believes will continue in fiscal 2006. The Company’s international sales for the fiscal year ended March 31, 2005 were $4,844,000 or 3% of total net sales as compared to $3,464,000 or 3% of total net sales for the fiscal year ended March 31, 2004.

The Company has entered into agreements with nearly every major group purchasing organization. These agreements, which expire at various times over the next several years, can be terminated typically on ninety (90) day advance notice and do not contain minimum purchase requirements. The Company, to date, has been able to achieve significant compliance to their respective member hospitals. The termination or non-renewal of any of these agreements may result in the significant loss of business or lower average selling prices. In some cases, as these agreements are renewed, the average selling prices could be materially lower.

During fiscal 2005, the Company participated in several reverse auctions in order to achieve renewal of certain major group purchasing agreements. This process has resulted in the renewal of an existing agreement at lower average selling prices, which may also result in the attainment of additional business. The Company anticipates continued participation in reverse auctions or similar processes as deemed necessary during fiscal 2006.

Containment systems for medical waste is the Company’s largest product line. The primary raw material utilized in the manufacture of this product line is plastic resin. During fiscal 2005, world events continued to cause the cost of plastic resin to be extremely volatile. The most significant impact of the increase in the cost of plastic resin occurred at our West Virginia facility in the manufacture of plastic bags. The increase was approximately 26% or $1,400,000 when compared to the prior year. The Company anticipates this volatility to continue in fiscal 2006. In the past, the Company has been able, from time to time, to increase selling prices for certain of these products to recover a portion of the increased cost. However, the Company is unable to give any assurance that it will be able to pass along future cost increases to its customers, if necessary.

The following table sets forth sales and cost of sales data for the periods indicated:

	2005	2004	2003
Net Sales	$141,423,000	$127,601,000	$104,822,000
Cost of Sales	104,713,000	93,591,000	73,439,000
Gross Profit	$36,710,000	$34,010,000	$31,383,000
Gross Profit Percentage	26.0%	26.7%	29.9%
Selling, General and Administrative Expenses	$19,524,000	$18,109,000	$17,465,000
As a Percentage of Net Sales	13.8%	14.2%	16.7%

Gross profit increased $2,700,000 or 8% to $36,710,000 for the fiscal year ended March 31, 2005, as compared to $34,010,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 2005 decreased to 26.0% as compared to 26.7% for the prior fiscal year. The increase in gross profit dollars for the fiscal year ended March 31, 2005 was due to increased sales volume. The decrease in gross profit percentage was due primarily to lower average selling prices, increased purchase costs on certain raw materials and increased shipping costs, primarily due to higher rates and fuel surcharges.

Selling, general and administrative expenses increased 8% or $1,415,000 to $19,524,000 for the fiscal year ended March 31, 2005 from $18,109,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses decreased to 13.8% as compared to 14.2% for the prior fiscal year. Selling, general and administrative expenses increased primarily due to increased insurance expense associated with the Company’s growth, increased amortization of bank fees associated with accelerated principal payments, and increased outside professional fees associated with Sarbanes-Oxley Section 404 compliance.

Interest expense decreased 69% to $290,000 or .2% of net sales from $948,000 or .7% of net sales for the fiscal years ended March 31, 2005 and March 31, 2004, respectively. The decrease in interest expense was attributable to a decrease in the average principal loan balances outstanding, during the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004. The decrease in the average principal loan balances outstanding during the year was primarily attributable to net cash provided by operating activities.

Income tax expense increased to $6,226,000 or 36.8% of income before income taxes compared to $5,590,000 or 37.2% of income before income taxes for the years ended March 31, 2005 and 2004, respectively. The primary reason for the decrease in the tax rate was due to increased deductions for charitable inventory, an increase in the extraterritorial income exclusion and a decrease in state income taxes. This was partially offset by an increase in the statutory rate as a result of the Company’s increased taxable income placing it into a higher tax bracket.

Net income for the fiscal year ended March 31, 2005 was $10,682,000 or $1.04 per basic share and $1.02 per diluted share as compared to $9,434,000 or $.95 per basic share and $.92 per diluted share for the fiscal year ended March 31, 2004. The increase in net income was attributable to the increase in

    Management’s Discussion and Analysis of Financial Condition (cont.)

net sales, gross profits and the decrease in interest expense which was partially offset by an increase in selling, general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth certain liquidity and capital resources data for the periods indicated:

	2006	2005
Cash and Cash Equivalents	$16,068,000	$549,000
Accounts Receivable, Net	$11,045,000	$11,486,000
Days Sales Outstanding	26.9	28.2
Inventories, Net	$18,837,000	$19,095,000
Inventory Turnover	5.9	5.7
Current Assets	$47,209,000	$32,600,000
Working Capital	$37,430,000	$22,686,000
Current Ratio	4.8	3.3
Total Borrowings	$2,800,000	$3,160,000
Shareholders’ Equity	$83,143,000	$69,071,000
Debt to Equity Ratio	0.03	0.05

Current assets have increased $14,609,000 to $47,209,000 at March 31, 2006 from $32,600,000 at March 31, 2005. The increase was primarily attributable to a $15,518,000 increase in cash and cash equivalents. The increase in cash and cash equivalents was due primarily to net cash provided by operating activities. The Company had working capital of $37,430,000 with a current ratio of 4.8 at March 31, 2006 as compared to working capital of $22,686,000 with a current ratio of 3.3 at March 31, 2005. Total borrowings outstanding were $2,800,000 with a debt to equity ratio of ..03 at March 31, 2006 as compared to $3,160,000 with a debt to equity ratio of .05 at March 31, 2005. The increase in working capital compared to the prior year was primarily attributable to net cash provided by operating activities and proceeds from the exercise of employee stock options.

On October 26, 2005, the Company amended its Credit Agreement with certain lenders and a bank acting as administrative agent for the lenders (the “Credit Agreement”). The Credit Agreement provides for borrowing on revolving credit loans, with amounts that may be borrowed, repaid and reborrowed up to $10,000,000. The revolving Credit Agreement expires on October 25, 2006. The revolving credit loans shall bear interest from inception on the unpaid principal at the applicable interest rate. As of March 31, 2006, the Company has $10,000,000 of available credit under the revolving credit agreement. The loan amount is collateralized by all of the assets of the Company and contains restrictive covenants, which limits certain transactions, requires maintenance of financial ratios and prohibits the payment of dividends. At March 31, 2006, the Company was in compliance with all such covenants and financial ratios.

The Company has financed its operations primarily through cash flow from operations and borrowings from its existing credit facilities. At March 31, 2006, the Company had a cash balance of $16,068,000 as compared to $549,000 at March 31, 2005. The Company’s operating activities provided cash of $14,952,000 and $13,532,000 for the years ended March 31, 2006 and 2005, respectively. Net cash provided during the year ended March 31, 2006 consisted primarily of net income from operations of $11,461,000, depreciation and amortization of $2,004,000, tax benefit from exercise options of $699,000 and an increase in net deferred income taxes payable net of $949,000 partially offset by increases in other assets of $936,000, and a decrease of accrued expenses, payroll and taxes of $453,000.

Investing activities used net cash of $970,000 and $572,000 during the years ended March 31, 2006 and 2005, respectively. The principal activity during the year ended March 31, 2006 was $970,000 of cash used to purchase property and equipment.

Financing activities provided cash of $1,536,000 and used cash of $12,956,000 during the years ended March 31, 2006 and 2005, respectively. Financing activities during the year ended March 31, 2006 consisted of net principal payments under the Company’s existing credit facilities of $360,000 and net cash proceeds from the exercise of employee stock options of $1,896,000.

As of March 31, 2005, the Company has entered into a material commitment to purchase and implement an enterprise resource planning system. As of March 31, 2006 the Company has incurred $1,169,000 in cost related to this project. It is anticipated that the total cost of the project will be approximately $2,200,000 and will be completed sometime during the third quarter of fiscal 2007.

The Company believes that the anticipated future cash flow from operations, coupled with its cash on hand and available funds under its revolving credit agreement, will be sufficient to meet its working capital requirements for fiscal 2007.

The Company believes that the relatively moderate rates of inflation in 2006 and 2005 have not had a significant impact on sales and profitability.

CONTRACTUAL OBLIGATIONS

The following table represents the Company’s future material, long-term contractual obligations as of March 31, 2006:

	Payments Due By Period
Contractual Obligations	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations (see Note 6)	$338,000	$156,000	$182,000	—	—
Consulting Agreement (see Note 4)	$481,250	$275,000	$206,250	—	—
Employment Agreement	$500,00	$250,00	$250,00	—	—

In February 1993, the Company entered into an Employment Agreement with Mr. Paul D. Meringolo. The Agreement, as amended, presently covers the five year period ending March 31, 2008 and provides for a salary at an annual rate of $250,000, together with cost of living increments and the reimbursement of medical expenses not otherwise covered by the Company’s medical plans, up to a maximum of $5,000. The Agreement further provides that in the event there is a change in control of the Company, as defined therein, or in any person directly or indirectly controlling the Company, as also defined therein, Mr. Meringolo has the option, exercisable within six months of becoming aware of such event, to terminate his Employment Agreement. Upon such termination, Mr. Meringolo has the right to receive as a lump sum payment an amount equal to the compensation remaining to be paid for the balance of the term of the Agreement.

    Management’s Discussion and Analysis of Financial Condition (cont.)

CRITICAL ACCOUNTING POLICIES

The Company’s significant accounting policies are summarized in Note 1 of its financial statements. While all these significant accounting policies impact its financial condition and results of operations, the Company views certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on the Company’s financial statements and require management to use a greater degree of judgment and/or estimates. Actual results may differ from those estimates.

The Company believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on the Company’s consolidated results of operations, financial position or liquidity for the periods presented in this report.

The accounting policies identified as critical are as follows:

Revenue Recognition – The Company recognizes revenues in accordance with generally accepted accounting principles as outlined in SAB No. 104 which requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) product delivery, including customer acceptance, has occurred or services have been rendered; (3) the price is fixed or determinable and (4) collectability is reasonably assured. The Company believes that its revenue recognition policy is critical because revenue is a very significant component of its results of operations. Decisions relative to criteria (4) regarding collectability are based upon management judgments and should conditions change in the future and cause management to determine this criteria is not met, the Company’s recognized results may be affected.

A large part of the Company’s sales are to distributors who resell the products to the end-user customers. We provide rebates to distributors that sell to end-user customers at prices determined under a contract between the Company and the end-user customer or distributor. The Company deducts all rebates from sales and has a provision for allowances based on historical information for all rebates that have not yet been processed.

Income Taxes – In preparing the Company’s financial statements, income tax expense is calculated for each of the jurisdictions in which the Company has nexus. This process involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes which are recorded as deferred tax assets and liabilities. Deferred tax assets are periodically evaluated to determine their recoverability, and where their recovery is not likely, a valuation allowance is established and a corresponding additional tax expense is recorded in the Company’s statement of operations. In the event that actual results differ from the Company’s estimates given changes in assumptions, the provision for income taxes could be materially impacted. As of March 31,2006, no valuation allowance was necessary for the $279,000 of Deferred Tax Assets that existed on the Company’s books. The total net deferred tax liability as of March 31, 2006, was $4,750,000.

Inventories – The Company values its inventory at the lower of the actual cost to purchase and/or manufacture or the current estimated market value of the inventory. On an ongoing basis, inventory quantities on hand are viewed and an analysis of the provision for excess and obsolete inventory is performed based primarily on the Company’s estimated sales forecast of product demand, which is based on sales history and anticipated future demand. A significant increase in the demand for the Company’s products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, the Company’s estimates of future product demand may prove to be inaccurate in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. Accordingly, future adjustments to the provision may be required. Although every effort is made to ensure the accuracy of the Company’s forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of the Company’s inventory and reported operating results. Historically, the Company has not experienced any significant inventory write-downs due to excess and obsolete inventory.

Goodwill and Other Intangibles – Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets and liabilities purchased, with the excess value, if any, being classified as goodwill. In addition, as described in Note 4 of the Company’s financial statements, as a result of the Company’s acquisitions, values were assigned to intangible assets for trademarks, customer relationships, non-compete agreements and supply agreements. Finite useful lives were assigned to these intangibles, if appropriate, and they will be amortized over their remaining life. As with any intangible asset, future write-downs may be required if the value of these assets becomes impaired.

        Our goodwill is tested for impairment at the reporting unit level on an annual basis. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Property, Plant and Equipment – Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the asset will generate revenue. Any change in conditions that would cause management to change its estimate as to the useful lives of a group or class of assets may significantly impact the Company’s depreciation expense on a prospective basis.

Allowance for Doubtful Accounts – The Company performs ongoing credit evaluation of its customers and adjusts credit limits based upon payment history and the customer’s current credit worthiness, as determined by a review of their current credit information. The Company continuously monitors collections and payments from customers and a provision for estimated credit losses is

    Management’s Discussion and Analysis of Financial Condition (cont.)

maintained based upon its historical experience and on specific customer collection issues that have been identified. While such credit losses have historically been within the Company’s expectations and the provisions established, the Company cannot guarantee that the same credit loss rates will be experienced in the future. Concentration risk exists relative to the Company’s accounts receivable, as 61% of the Company’s total accounts receivable balance for fiscal 2006 is concentrated in three distributors. While the accounts receivable related to these distributors may be significant, the Company does not believe the credit loss risk to be significant given the consistent payment history of these distributors.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). SFAS 151 amends the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Inventory Pricing” to clarify the accounting for amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 requires that these types of items be recognized as current period charges as they occur. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this new accounting pronouncement is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123(R), “Accounting for Stock-Based Compensation” (“SFAS 123(R)”). SFAS 123(R) establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim reporting period for the fiscal year ended March 31, 2007. The Company is currently evaluating the financial statement impact of the adoption of SFAS 123(R).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate change market risk with respect to its credit facility with a financial institution which is priced based on the alternate base rate of interest plus a spread of up to  3/4%, or at LIBOR rate plus a spread of up to 3%. The spread over the alternate base rate and LIBOR rates is determined based upon the Company’s performance with regard to agreed-upon financial ratios. The Company decides at its sole discretion as to whether borrowings will be at the alternate base rate or LIBOR. At March 31, 2006, there was no outstanding balance under the credit facility. Changes in the alternate base rates or LIBOR rates during fiscal 2007 will have a positive or negative effect on the Company’s interest expense.

In addition, the Company is exposed to interest rate change market risk with respect to the proceeds received from the issuance and sale by the Buncombe County Industrial and Pollution Control Financing Authority Industrial Development Revenue Bonds. At March 31, 2006, $2,800,000 was outstanding for these Bonds. The Bonds bear interest at a variable rate determined weekly. During fiscal 2005, the average interest rate on the Bonds approximated 2.9%. Each 1% fluctuation in interest rates will increase or decrease the interest expense on the Bonds by approximately $28,000 on an annualized basis.

A significant portion of the Company’s raw materials are purchased from China. All such purchases are transacted in U.S. dollars. The Company’s financial results, therefore, could be impacted by factors such as changes in foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials. To date, sales of the Company’s products outside the United States have not been significant.

     Balance Sheets     Medical Action Industries Inc.

March 31,	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$16,067,555	$549,158
Accounts receivable, less allowance for doubtful accounts of $369,000 at March 31, 2006 and $367,000 at March 31, 2005	11,044,594	11,485,817
Inventories, net	18,836,517	19,094,615
Prepaid expenses	735,079	662,437
Deferred income taxes	278,875	293,733
Prepaid income taxes	25,797	262,940
Other current assets	220,409	251,340

Total current assets	47,208,826	32,600,040
Property and equipment, net	12,302,901	12,945,802
Goodwill	37,085,562	37,085,562
Trademarks	666,000	666,000
Other intangible assets, net	1,675,333	1,944,333
Other assets, net	1,452,606	638,709

Total assets	$100,391,228	$85,880,446

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,135,146	$5,817,424
Accrued expenses	2,246,446	2,365,178
Accrued commissions	1,037,477	1,371,675
Current portion of long-term debt	360,000	360,000

Total current liabilities	9,779,069	9,914,277
Deferred income taxes	5,029,246	4,095,077
Long-term debt, less current portion	2,440,000	2,800,000

	$17,248,315	$16,809,354

COMMITMENTS AND CONTINGENCIES
Shareholders’ equity:
Preferred stock, 5,000,000 shares authorized, $.001 par value: none issued at March 31, 2006 and 2005	—	—
Common stock, 15,000,000 shares authorized, $.001 par value: issued 10,523,576 shares at March 31, 2006 and 10,292,657 shares at March 31, 2005	10,523	10,292
Additional paid-in capital, net	20,607,144	17,996,970
Retained earnings	62,525,246	51,063,830

Total shareholders’ equity	$83,142,913	$69,071,092

Total liabilities and shareholders’ equity	$100,391,228	$85,880,446

The accompanying notes are an integral part of these statements.

     Statements of Operations     Medical Action Industries Inc.

Year ended March 31,	2006	2005	2004
Net sales	$150,942,171	$141,423,059	$127,601,339
Cost of sales	111,621,824	104,713,555	93,590,899

Gross profit	39,320,347	36,709,504	34,010,440

Selling, general and administrative expenses	20,989,744	19,524,465	18,108,929
Interest expense	51,127	289,697	948,079
Interest (income)	(235,177)	(12,798)	(70,571)

	20,805,694	19,801,364	18,986,437

Income before taxes	18,514,653	16,908,140	15,024,003
Income tax expense	7,053,237	6,226,048	5,590,131

Net income	$11,461,416	$10,682,092	$9,433,872

Net income per common share
Basic	$1.10	$1.04	$.95
Diluted	$1.08	$1.02	$.92

The accompanying notes are an integral part of these statements.

     Statements of Shareholders’ Equity     Medical Action Industries Inc.

	Common Stock		Additional Paid-In Capital	Deferred Compensation	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance at March 31, 2003	9,704,892	$9,705	$12,076,878	$—	$30,947,866	$43,034,449
Issuance of common stock:
On exercise of stock options, net	489,144	488	1,664,568			1,665,056
Repayment of officer loans which were used to purchase company stock			649,900			649,900
Tax benefit from exercise of options			2,023,716			2,023,716
Net income					9,433,872	9,433,872

Balance at March 31, 2004	10,194,036	$10,193	$16,415,062	$—	$40,381,738	$56,806,993
Issuance of common stock:
On exercise of stock options and warrants, net	98,621	99	963,821			963,920
Repayment of officer loans which were used to purchase company stock			335,950			335,950
Tax benefit from exercise of options			282,137			282,137
Net income					10,682,092	10,682,092

Balance at March 31, 2005	10,292,657	$10,292	$17,996,970	$—	$51,063,830	$69,071,092
Issuance of common stock:
Pursuant to restricted management stock bonus plan	32,500	33	724,750	(724,750)		33
On exercise of stock options, net	198,419	198	1,896,159			1,896,357
Amortization of deferred compensation				15,099		15,099
Tax benefit from vesting of stock under restricted management stock bonus plan and exercise of options			698,916			698,916
Net income					11,461,416	11,461,416

Balance at March 31, 2006	10,523,576	$10,523	$21,316,795	$(709,651)	$62,525,246	$83,142,913

The accompanying notes are an integral part of these statements.

     Statements of Cash Flows     Medical Action Industries Inc.

Year ended March 31,	2006	2005	2004
OPERATING ACTIVITIES
Net income	$11,461,416	$10,682,092	$9,433,872
Adjustments to reconcile net income to net cash Provided by operating activities:
Depreciation and amortization	2,003,636	2,287,531	2,262,520
Provision for doubtful accounts	72,000	72,000	51,000
Deferred income taxes	949,027	972,059	784,391
Deferred compensation	15,099	—	—
Loss on sale of property and equipment	—	102,581	72,961
Tax benefit from exercise of warrants and options	698,916	282,137	2,023,716
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	369,223	(888,366)	(576,061)
Inventories	258,098	(478,463)	(2,537,322)
Prepaid expenses, other current assets and other receivables	(41,711)	(220,551)	(189,416)
Other assets	(935,665)	(531,788)	(95,671)
Accounts payable	317,722	(10,106)	1,376,812
Income taxes	237,143	(29,021)	83,220
Accrued expenses, payroll and taxes	(452,930)	1,291,967	337,533

Net cash provided by operating activities	14,951,974	13,532,072	13,027,555

INVESTING ACTIVITIES
Purchases of property and equipment	(969,967)	(1,028,168)	(443,024)
Proceeds from sale of property and equipment	—	28,991	98,000
Repayment of loans to officers	—	427,630	940,271

Net cash (used in) provided by investing activities	(969,967)	(571,547)	595,247

FINANCING ACTIVITIES
Proceeds from revolving line of credit, term loan and long-term borrowings	12,475,000	37,375,000	25,630,000
Principal payments on revolving line of credit, long-term debt, and capital lease obligations	(12,835,000)	(51,295,000)	(41,265,000)
Proceeds from exercise of employee stock options and warrants	1,896,390	1,381,062	1,665,057
Payment of employee taxes in connection with exercise of stock options	—	(417,270)	—

Net cash provided by (used in) financing activities	1,536,390	(12,956,208)	(13,969,943)

Increase (decrease) in cash	15,518,397	4,317	(347,141)
Cash at beginning of year	549,158	544,841	891,982

Cash at end of year	$16,067,555	$549,158	$544,841

Supplemental disclosures:
Interest paid	$137,644	$349,499	$1,012,671

Income taxes paid	$5,168, 151	$5,000,746	$2,701,760

The accompanying notes are an integral part of these statements.

     Notes to Financial Statements     Medical Action Industries Inc. • March 31, 2006

NOTE 1 — General and Significant Accounting Policies

COMPANY BACKGROUND AND DESCRIPTION OF BUSINESS

Medical Action Industries Inc. (“Medical Action” or the “Company”) was incorporated under the laws of the State of New York on April 1, 1977, and re-incorporated under the laws of the State of Delaware on November 5, 1987. Headquartered in Hauppauge, New York, Medical Action develops, manufactures, markets and supplies a variety of disposable medical products. The Company’s products are marketed primarily to acute care facilities in domestic and certain international markets, and in recent years has expanded its end-user markets to include physician, dental and veterinary offices, out-patient surgery centers and long-term care facilities. Medical Action is a leading manufacturer and supplier of collection systems for the containment of medical waste, minor procedure kits and trays, sterile operating room towels and sterile laparotomy sponges. The Company’s products are marketed by its direct sales personnel, extensive network of distributors and manufacturers’ representatives. Medical Action has entered into preferred vendor agreements with national distributors, as well as sole source and/or committed contracts with group purchasing alliances. The Company also manufactures its products under private label programs to other distributors and medical suppliers. Medical Action’s manufacturing, packaging and warehousing activities are conducted in its Arden, North Carolina and Clarksburg, West Virginia facilities. The Company’s procurement of certain products and raw materials from the People’s Republic of China is administered by its office in Shanghai, China.

REVENUE RECOGNITION

The Company recognizes revenue as products are shipped and title passes to customers. Shipping and credit terms are negotiated on a customer by customer basis and all orders are processed and revenue is recognized accordingly. Products are shipped primarily to distributors at an agreed upon list price. The distributor then resells the products primarily to hospitals and depending upon contracts between the Company, the distributor and the hospital, the distributor may be entitled to a rebate. The Company deducts all rebates from sales and has a provision for allowances based on historical information for all rebates that have not yet been processed.

All customer returns must be pre-approved by the Company. The Company does not have any post shipment obligations to customers.

CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or market net of reserve for obsolete and slow moving inventory. Cost is determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments. Maintenance and repairs are charged to operations as incurred and expenditures for major improvements are capitalized. The carrying amount and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any resulting gain or loss is reflected in operations in the year of disposal. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the related assets (buildings – 40 years; factory equipment – 10 to 20 years; fixtures and other equipment – 3 to 5 years). Accelerated methods of depreciation are used for tax purposes. Amortization of leasehold improvements is provided on the straight-line method over the period of their economic or related lease lives, whichever is less.

INTANGIBLES

Intangibles, consisting primarily of goodwill, trademarks, a supply agreement, non-competition agreements and customer relationships, represent the excess of the aggregate price paid by the Company over the fair market value of the tangible assets acquired in business acquisitions accounted for as a purchase. As of April 1, 2001, the Company has adopted the provisions of SFAS Nos. 141, “Business Combinations” and 142, “Goodwill and Other Intangible Assets.” Therefore, annual and quarterly amortization of goodwill and trademarks with indefinite lives are no longer recognized. The other intangible assets will be amortized according to their useful lives. The Company has performed a fair value based impairment test and has determined that no impairment of goodwill or trademarks existed as of December 31, 2005, 2004 and 2003.

Accumulated amortization of the other intangible assets amounted to $997,000 and $728,000 for the fiscal years ended March 31, 2006 and 2005, respectively.

NOTE 1 — General and Significant Accounting Policies (cont.)

Other intangible asset amortization expense for the years ended March 31, 2006, 2005 and 2004 was $269,000, $269,000 and $284,000, respectively. Estimated amortization expense related to these intangibles for the five succeeding fiscal years is as follows:

2007	$269,000
2008	$208,000
2009	$113,000
2010	$80,000
2011	$80,000

The Company evaluates trademarks with indefinite lives annually to determine whether events or circumstances continue to support the indefinite useful life. No trademarks were determined to have finite useful lives in any of the periods presented.

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles (including the excess of cost over fair value of net assets acquired and property and equipment) annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of the assets exceeds its fair value. The Company has not identified any such impairment losses.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. This process involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes which are recorded as deferred tax assets and liabilities. Deferred tax assets are periodically evaluated to determine their recoverability, and where their recovery is not likely, a valuation allowance is established and a corresponding additional tax expense is recorded in the Company’s statement of operations. As of March 31, 2006, no valuation allowance was necessary for the $279,000 of Deferred Tax Assets that existed on the Company’s books.

Tax benefits from disposition of stock by optionees from the exercise of non-qualified options are credited to additional paid-in capital.

CURRENCY

All of the Company’s sales and purchases were transacted in U.S. dollars.

STOCK COMPENSATION

In accordance with the provisions of SFAS No. 123, the Company has elected to apply APB 25 and related interpretations in accounting for its employee and director stock-based awards because, as discussed in Note 10, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing such employee and director stock-based awards. For the years ended March 31, 2006, 2005 and 2004, all employee and director stock-based awards were granted with an exercise price equal to the fair market value of the Company’s common stock on their date of grant. Therefore, under the provisions of APB 25, no compensation expense has been recognized with respect to such awards. If the Company had elected to recognize compensation expense based on the fair value of the employee and director stock-based awards granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

	2006	2005	2004
Net income – as reported	$11,461,416	$10,682,092	$9,433,872
Net income – pro forma	10,494,666	9,945,899	8,265,371
Earnings per share – as reported:
Basic	$1.10	$1.04	$.95
Diluted	$1.08	$1.02	$.92
Earnings per share – pro forma:
Basic	$1.01	$.97	$.83
Diluted	$1.00	$.96	$.82

NOTE 1 — General and Significant Accounting Policies (cont.)

EARNINGS PER SHARE INFORMATION

Basic earnings per share is based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share is based on the weighted average number of common and potential common shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options and warrants, reduced by the shares that may be repurchased with the funds received from the exercise, based on average prices during the year. Excluded from the calculation of earnings per share are options and warrants to purchase 0, 0 and 55,000 shares in fiscal 2006, 2005 and 2004, respectively, as their inclusion would have been antidilutive. Note 8 displays a table showing the computation of basic and diluted earnings per share.

BUSINESS CONCENTRATIONS

The Company manufactures and distributes disposable medical products principally to medical product distributors and hospitals located throughout the United States. The Company performs credit evaluations of its customers’ financial condition and does not require collateral. Receivables are generally due within 30 – 90 days. Credit losses relating to customers have historically been minimal and within management’s expectations. (See Note 11 for major customers.)

A significant portion of the Company’s raw materials are purchased from China. All such purchases are transacted in U.S. dollars. The Company’s financial results, therefore, could be impacted by factors such as foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials.

USE OF ESTIMATES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, such as inventories, deferred income taxes, other intangible assets and accrued expenses, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with Statement of Financial Accounting Standards No. 107, “Disclosures About Fair Value of Financial Instruments.” Management of the Company believes that the fair value of financial instruments, consisting of cash, accounts receivable, accounts payable and debt, approximates carrying value due to the immediate or short-term maturity associated with its cash, accounts receivable and accounts payable, and the interest rates associated with its debt.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). SFAS 151 amends the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Inventory Pricing” to clarify the accounting for amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 requires that these types of items be recognized as current period charges as they occur. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this new accounting pronouncement is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123(R), “Accounting for Stock-Based Compensation” (“SFAS 123(R)”). SFAS 123(R) establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim reporting period for the fiscal year ended March 31, 2007. The Company is currently evaluating the financial statement impact of the adoption of SFAS 123(R).

NOTE 2 — Inventories

Inventories consist of the following:

March 31,	2006	2005
Finished goods	$13,121,078	$11,602,828
Raw materials	5,715,439	7,491,787

Total, net	$18,836,517	$19,094,615

On an ongoing basis, inventory quantities on hand are viewed and an analysis of the provision for excess and obsolete inventory is performed based primarily on the Company’s estimated sales forecast of product demand, which is based on sales history and anticipated future demand. Such provision for excess and obsolete inventory approximated $174,000 and $227,000 at March 31, 2006 and 2005, respectively.

NOTE 3 — Property and Equipment

Property and equipment (including those arising from capital leases) are summarized as follows:

March 31,	2006	2005
Land and buildings	$8,738,543	$8,189,578
Machinery and equipment	13,490,192	14,512,767
Furniture and fixtures	1,328,132	1,067,822

	23,601,867	23,770,168
Less accumulated depreciation and amortization	11,298,966	10,824,366

	$12,302,901	$12,945,802

Depreciation expense amounted to $1,613,000 and $1,605,000 in the fiscal years ended March 31, 2006 and 2005, respectively.

NOTE 4 — Related Party Transactions

Loans to officers amounted to $125,675, $125,675 and $553,305 at March 31, 2006, 2005 and 2004, respectively. The loans decreased due to $427,630 of payments made by a former officer in June 2004. Of the repayments made during the fiscal year ended March 31, 2005, $335,950 related to officer loans which were used to purchase Company stock.

The loans are classified as non-current assets except for the portions which involve the purchase of the Company’s common stock. The amount involving the purchase of the Company’s common stock, which has been deducted from shareholders’ equity, was $125,675 for the years ended March 31, 2006, and 2005. A loan granted in April of 2001 totaling $125,675 which relates to the exercise of stock options bears interest at 7% and is due on May 1, 2006. Interest income received from officers aggregated $8,797, $12,798 and $70,571 in fiscal 2006, 2005 and 2004, respectively.

In October 1997, the Company entered into a Consulting Agreement with the Company’s former Chief Executive Officer and Chairman of the Board. The Consulting Agreement provides for an annual fee of $275,000, payable in equal monthly installments, for the ten (10) year period ending December 31, 2007. The consulting services to be provided to the Company include, but are not limited to the evaluation of the progress of the Company’s business development, analysis of the Company’s financial condition and proposed operations and the projected financial results thereof. In addition, the Consulting Agreement provides that the Company’s former Chief Executive Officer will not, either directly or indirectly, engage in any business competitive to that being carried on by the Company.

NOTE 5 — Income Taxes

Income tax expense consists of the following:

March 31,	2006	2005	2004
Current:
Federal	$5,155,910	$4,696,956	$3,835,982
State	948,300	655,911	561,444
Deferred	949,027	873,181	1,192,705

	$7,053,237	$6,226,048	$5,590,131

NOTE 5 — Income Taxes (cont.)

The following table indicates the significant elements contributing to the difference between the statutory federal tax rate and the Company’s effective tax rate for 2006, 2005 and 2004:

March 31,	2006	2005	2004
Statutory rate	34.8%	34.6%	34.0
State taxes	3.8	2.9	3.2
Nondeductible expenses	(.5)	(.5)	—
Other	—	(.2)	—

Effective tax rate	38.1%	36.8%	37.2%

The components of deferred tax assets and deferred tax liabilities at March 31, 2006 and 2005 are as follows:

March 31,	2006	2005
Deferred tax assets
Inventory valuation allowance	$139,559	$158,105
Allowance for doubtful accounts	139,316	135,628

Total deferred tax assets	$278,875	$293,733

Deferred tax liabilities
Depreciation and amortization	$5,029,246	$4,095,077

NOTE 6 — Leases

The Company leases certain equipment and vehicles under noncancelable operating leases expiring in various years through fiscal 2009.

The following is a schedule of minimum lease payments on noncancelable operating leases with initial or remaining terms of one year or more at March 31, 2006:

Year ended March 31,
2007	$156,000
2008	128,000
2009	49,000
2010	5,000
2011	0

$338,000

Rental expense under operating leases was $186,000, $207,000, and $168,000 for the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

NOTE 7 — Long-term debt

March 31,	2006	2005
Revolving Credit Agreement (a)	$—	$—
Industrial Revenue Bonds (b)	2,800,000	3,160,000

	2,800,000	3,160,000
Less current portion	360,000	360,000

	$2,440,000	$2,800,000

NOTE 7 — Long-term debt (cont.)

(a) On October 26, 2005, the Company amended its Credit Agreement with certain lenders and a bank acting as administration agent for the lenders (the “Credit Agreement”). The Credit Agreement provides for borrowing on revolving credit loans, with amounts that may be borrowed, repaid and reborrowed up to $10,000,000. The revolving credit agreement expires on October 25, 2006. The revolving credit loans shall bear interest from inception on the unpaid principal at the applicable interest rate.

The revolving credit loans bear interest at the “alternate base rate” plus the applicable margin or at the Company’s option the “LIBOR rate” plus the “applicable margin.” The alternate base rate shall mean a rate per annum equal to the greater of (a) the Prime rate or (b) the Federal Funds effective rate in effect on such day plus  1/2 of 1%. “Applicable Margin” shall mean with respect to LIBOR loans a range of 225 basis points to 300 basis points. With respect to Alternate base rate loans, the applicable margin shall range from 0 basis points to 50 basis points. The rates for both LIBOR and Alternate base rate loans are established quarterly based upon agreed upon financial ratios. Borrowings on the revolving credit loans are further limited to 80% of eligible accounts receivable, and 55% of eligible inventory, as defined, with a sublimit of $7,500,000. As of March 31, 2006, the Company has $10,000,000 of available credit under the revolving credit agreement. Borrowings under this agreement are collateralized by all the assets of the Company, and the agreement contains certain restrictive covenants, which, among other matters, impose limitations with respect to the incurrence of liens, guarantees, mergers, acquisitions, capital expenditures, specified sales of assets and prohibits the payment of dividends. The Company is also required to maintain various financial ratios which it is in compliance at March 31, 2006.

(b) On July 9, 1997, the Company acquired approximately 32 acres of land located in Arden, North Carolina and an existing 205,000 square foot building located thereon (the “Arden Facility”). The purchase price for the Arden Facility was $2,900,000, which was paid at closing. The acquisition of the Arden Facility was financed with the proceeds from the issuance and sale by The Buncombe County Industrial Facilities and Pollution Control Financing Authority of its $5,500,000 Industrial Development Revenue Bonds (Medical Action Industries Inc. Project), Series 1997 (the “Bonds”). Interest on the Bonds is payable on the first business day of each January, April, July and October commencing October 1997 and ending July 2013. Principal payments are due and payable in 60 consecutive quarterly installments of $90,000 commencing October 1, 1998 and ending July 1, 2013, with a final maturity payment of $190,000. The Bonds bear interest at a variable rate, determined weekly. The interest rate on the Bonds at March 31, 2006 was 3.3% per annum. In connection with the issuance of the Bonds, the Company entered into a Letter of Credit and Reimbursement Agreement dated as of July 1, 1997, with a bank for approximately $5,800,000 (the “Reimbursement Agreement”) to support principal and interest payments of the Bonds and requires payment of an annual fee of .85% of the remaining balance. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent will use its best efforts to arrange for a sale in the secondary market of such Bonds. The Remarketing Agreement provides for the payment of an annual fee of .125% of the remaining balance.

As of March 31, 1998, the Company had used all of the $5,500,000 proceeds from the Bonds for the purchase and rehabilitation of the Arden Facility and for the acquisition of machinery and equipment.

Maturities of long-term debt are as follows at March 31, 2006:

2007	$360,000
2008	360,000
2009	360,000
2010	360,000
2011	360,000
Thereafter	1,000,000

$2,800,000

NOTE 8 — Earnings Per Share

March 31,	2006	2005	2004
NUMERATOR:
Net income for basic and diluted earnings per share	$11,461,416	$10,682,092	$9,433,872

DENOMINATOR:
Denominator for basic earnings per share – weighted average shares	10,429,031	10,254,088	9,977,490
Effect of dilutive securities:
Employee stock options	179,430	201,135	254,068
Warrants	201	6,842	8,523

Dilutive potential common shares	179,631	207,977	262,591

Denominator for diluted earnings per share – adjusted weighted average shares	10,608,662	10,462,065	10,240,081

Basic earnings per share	$1.10	$1.04	$.95
Diluted earnings per share	$1.08	$1.02	$.92

NOTE 9 — Shareholders’ Equity and Stock Plans

During fiscal 1990, the Company’s Board of Directors and stockholders approved a Non-Qualified Stock Option Plan (the “Non-Qualified Option Plan”). The Non-Qualified Option Plan, as amended, authorizes the granting to employees of the Company options to purchase an aggregate of 2,150,000 shares of the Company’s common stock. The options are granted with an exercise price equal to the fair market price or at a value that is not less than 85% of the fair market value on the date of grant. The options are exercisable in two equal installments on the first and second anniversary of the date of grant. Options expire from five to ten years from the date of grant unless the employment is terminated, in which event, subject to certain exceptions, the options terminate two months subsequent to date of termination. The number of shares exercisable at March 31, 2006, 2005 and 2004 were 141,250, 202,250 and 208,250, respectively.

In 1994, the Company’s Board of Directors and stockholders approved the 1994 Stock Incentive Plan (the “Incentive Plan”), which, as amended, covers 1,850,000 shares of the Company’s common stock. The Incentive Plan, which expires in 2009, permits the granting of incentive stock options, shares of restricted stock and non-qualified stock options. All officers and key employees of the Company and its affiliates are eligible to participate in the Incentive Plan. The Incentive Plan is administered by the Compensation Committee of the Board of Directors, which determines the persons to whom, and the time at which, awards will be granted. In addition, the Compensation Committee decides the type of awards to be granted and all other related terms and conditions of the awards. The per share exercise price of any option may not be less than the fair market value of a share of common stock at the time of grant. The number of non-qualified options exercisable at March 31, 2006, 2005 and 2004 were 252,573, 306,575 and 179,813, respectively. At March 31, 2006, 32,500 shares of restricted stock are outstanding, none of which have vested. No incentive options have been issued under this plan.

The Company’s 1996 Non-Employee Director Stock Option Plan (the “Director Plan”) was approved by the stockholders in August 1996 and covers 100,000 shares of the Company’s common stock. Under the terms of the Director Plan, each non-employee director of the Company will be granted each year an option to purchase 2,500 shares of the Company’s common stock with an exercise price equal to the fair market price of common stock at the time of grant. The authorization for grants under the Director Plan will expire after the annual meeting in 2006. All of the options to purchase 40,000 shares were exercisable at March 31, 2006.

In July 2000, as consideration for services received, the Board of Directors approved the issuance of a five-year warrant to purchase 50,000 shares of the Company’s common stock, at $3.47 per share, the market value on the date of grant. During the year ended March 31, 2006, 1,000 shares were canceled, bringing the cumulative total shares of the warrant exercised or canceled to 50,000.

NOTE 9 — Shareholders’ Equity and Stock Plans (cont.)

Options activity under the option plans during the three years ended March 31, 2006 is summarized as follows:

	Non-Qualified Option Plan		1994 Stock Incentive Plan		1996 Non-Employee Directors Stock Option Plan		Weighted – Average Option Price Per Share
	Number of Shares	Option Price Per Share	Number of Shares	Option Price Per Share	Number of Shares	Option Price Per Share
Balance at March 31, 2003	420,500	$2.63 – $4.00	618,250	$2.63 – $17.79	25,000	$3.00 – $13.30	$8.47

Granted	5,000	$13.30	233,500	$12.92 – $15.90	7,500	$13.97	$13.75
Exercised	(212,250)	$2.63 – $4.00	(291,875)	$3.38 – $12.75	(15,000)	$12.55 – $13.97	$4.22
Canceled	—	—	(26,750)	$11.49 – $13.30	—	—	$12.72

Balance at March 31, 2004	213,250	$2.88 – $13.30	533,125	$4.00 – $17.79	17,500	$3.00 – $13.97	$10.29

Granted	—	—	209,000	$15.50 – $18.70	10,000	$16.33	$16.78
Exercised	(6,000)	$3.00 – $4.00	(103,800)	$11.49 – $13.97	—	—	$11.56
Canceled	—	—	(20,750)	$12.75 – $17.22	—	—	$15.28

Balance at March 31, 2005	207,250	$2.88 – $13.30	617,575	$4.00 – $18.70	27,500	$3.00 – $16.33	$11.57

Granted	—	—	220,500	$17.68 – $18.61	12,500	$18.68	$17.97
Exercised	(66,000)	$2.88 – $4.00	(132,419)	$10.92 – $13.97	—	—	$9.56
Canceled	—	—	(30,750)	$12.75 – $17.90	—	—	$15.79

Balance at March 31, 2006	141,250	$2.88 – $13.30	674,906	$4.00 – $18.70	40,000	$3.00 – $18.68	$14.21

The following table summarizes additional information about stock options at March 31, 2006:

	Number Outstanding	Options Outstanding		Options Exercisable
Range or Exercise Price		Weighted – Average Exercise Price	Weighted – Average Years Remaining Contractual Life	Number Exercisable	Weighted – Average Exercise Price
$ 2.88 – $ 4.00	156,250	$3.42	4.3	156,250	$3.42
$10.75 – $13.97	228,406	$12.93	6.7	172,578	$12.80
$15.90 – $17.79	226,500	$16.64	8.0	30,000	$17.30
$17.90 – $18.70	245,000	$18.02	9.2	12,500	$18.68

Total	856,156	$13.63	7.3	371,328	$9.42

NOTE 9 — Shareholders’ Equity and Stock Plans (cont.)

Table of options and bonus shares available for future issuance as of March 31, 2006:

	Non-Qualified Option Plan	1994 Stock Incentive Plan	1996 Directors Stock Option Plan	Total
Authorized by Directors and Stockholders	2,150,000	1,850,000	100,000	4,100,000
Options previously exercised	2,001,875	1,097,344	35,000	3,134,219
Bonus shares previously granted	—	62,500	—	62,500
Options outstanding	141,250	674,906	40,000	856,156

Remaining for future issuance	6,875	15,250	25,000	47,125

The fair value of the Company’s employee and director stock-based awards is estimated on the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted average assumptions:

	2006	2005	2004
Expected stock price volatility	.301	.473	.484
Risk-free interest rate	4.18%	4.52%	3.66%
Expected life of options	8 years	8 years	8 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee and director stock-based awards have characteristics significantly different from those of traded options in the marketplace, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options.

The weighted average fair value of stock-based awards granted is $7.95 in fiscal 2006, $9.79 in fiscal 2005 and $7.94 in fiscal 2004.

NOTE 10 — Retirement Plan

Effective April 1, 1988, the Company adopted a retirement plan for all of its employees pursuant to section 401 (k) of the Internal Revenue Code. Subject to the terms and conditions of the plan, each eligible employee may contribute up to 15% of his or her compensation as defined therein. In addition, the Plan provides for a discretionary matching company contribution of 25% of the employee’s contribution up to a maximum of 6% of their compensation. The Company’s contribution vests over a period of four years and amounted to $169,000 in 2006, $134,000 in 2005 and $124,000 in 2004.

NOTE 11 — Other Matters

(a) Sales to Owens and Minor Inc., Cardinal Health Inc., and McKesson General Medical (the “Distributors”) accounted for approximately 33%, 19% and 9%, respectively, for the fiscal year ended March 31, 2006; 33%, 18% and 9%, respectively, for the fiscal year ended March 31, 2005; and 33%, 19% and 10% of net sales, respectively, for the fiscal year ended March 31, 2004. Although the Distributors may be deemed in a technical sense to be major purchasers of the Company’s products, the Distributors typically serve as a distributor under a purchase order or supply agreement between the customer and the Company and do not purchase for their own accounts. The Company, therefore, does not believe it is appropriate to categorize the Distributors as actual customers.

(b) Product development costs charged to expense were $599,000, $429,000, and $425,000 for the years ended March 31, 2006, 2005 and 2004, respectively.

(c) The Company is a party to lawsuits arising out of the conduct of its ordinary course of business, including those related to product liability and the sale and distribution of its products, which management believes are covered by insurance. While the results of such lawsuits cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the financial position or results of operations of the Company.

(d) The Company operates in one industry, disposable medical products.

(e) Shipping costs are included in Cost of Sales. Handling costs of $2,351,000, $2,003,000 and $2,014,000 for the years ended March 31, 2006, 2005 and 2004, respectively, are included in selling, general and administrative expenses.

(f) The Company’s international sales were $4,807,000, $4,844,000 and $3,464,000 for the years ended March 31, 2006, 2005 and 2004, respectively. The majority of these sales were to customers based in North America.

(g) As of March 31, 2005, the Company has entered into a material commitment to purchase and implement an enterprise resource planning system. As of March 31, 2006, the Company has incurred $1,169,000 in costs related to this project which is included in other assets. Approximately $842,000 of these costs were incurred during fiscal 2006. It is anticipated that the total cost of the project will be approximately $2,200,000 and will be completed sometime during the third quarter of fiscal 2007.

NOTE 12 — Summary of Quarterly Financial Data (unaudited)

	Quarter Ended
2006	June 30	Sept 30	Dec 31	March 31
Net sales	$35,975,990	$37,594,630	$39,439,839	$37,931,712
Gross profit	8,989,932	9,817,155	10,480,118	10,033,142
Net income	$2,485,259	$2,963,495	$3,138,674	$2,873,988
Net income per common share
Basic	$.24	$.28	$.30	$.27
Diluted	$.24	$.28	$.30	$.27

	Quarter Ended
2005	June 30	Sept 30	Dec 31	March 31
Net sales	$33,321,400	$35,145,313	$36,222,515	$36,733,831
Gross profit	8,790,637	9,018,600	9,397,670	9,502,597
Net income	$2,469,398	$2,660,273	$2,847,290	$2,705,131
Net income per common share
Basic	$.24	$.26	$.28	$.26
Diluted	$.24	$.26	$.27	$.26

	Quarter Ended
2004	June 30	Sept 30	Dec 31	March 31
Net sales	$30,621,132	$32,355,531	$33,014,288	$31,610,388
Gross profit	8,145,171	8,481,147	8,813,198	8,570,924
Net income	$2,184,567	$2,375,544	$2,423,671	$2,450,090
Net income per common share
Basic	$.22	$.24	$.24	$.24
Diluted	$.22	$.23	$.24	$.24

    Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

    Medical Action Industries, Inc.

We have audited the accompanying balance sheets of Medical Action Industries, Inc. (a Delaware corporation) as of March 31, 2006 and 2005, and the related statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Action Industries, Inc. as of March 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Oversight Board (United States), the effectiveness of Medical Action Industries, Inc.’s internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 24, 2006 expressed an unqualified opinion thereon.

Grant Thornton LLP

New York, New York

May 24, 2006

    Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Principal Financial Officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;

2.	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2006. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we conducted an evaluation of our internal control over financial reporting as prescribed above for the periods covered by this report. Based on our evaluation, our Chief Executive Officer and Principal Financial Officer concluded that the Company’s internal control over financial reporting is effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s independent auditors have attested to, and reported on, management’s evaluation of our internal control over financial reporting. This report is contained in this Annual Report on Form 10-K.

    Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

    Medical Action Industries Inc.

We have audited management’s assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Medical Action Industries Inc. maintained effective internal control over financial reporting as of March 31,2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Medical Action Industries Inc. maintained effective internal control over financial reporting as of March 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of the Company as of March 31, 2006 and 2005, and the related statements of operations, shareholders’ equity and cash flows, for each of the three years in the period ended March 31, 2006, and our report dated May 24, 2006 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

New York, New York

May 24, 2006

Corporate Information and Directory

BOARD OF DIRECTORS

Paul D. Meringolo

Chairman of the Board,

Chief Executive Officer and President

Richard G. Satin

Vice President of Operations,

General Counsel and Corporate Secretary

Bernard Wengrover

Certified Public Accountant

Dr. Philip F. Corso

Assistant Clinical Professor of Surgery

Emeritus – Yale University School of

Medicine; Senior Attending and Emeritus

Chief of Plastic Surgery Bridgeport and

Norwalk Hospitals

Dr. Thomas A. Nicosia

Fellow of the American College of Cardiology.

Affiliated with St. Francis

and North Shore University Hospitals

William W. Burke

Executive Vice President

and Chief Financial Officer of

Encore Medical Corporation

Henry A. Berling

Retired Executive Vice President of

Owens & Minor, Inc.

EXECUTIVE OFFICERS

Paul D. Meringolo

Chairman of the Board,

Chief Executive Officer and President

Richard G. Satin

Vice President of Operations,

General Counsel and Corporate Secretary

Manuel B. Losada

Vice President - Sales and Marketing

Eric Liu

Vice President - International Operations and Global Development

OPERATIONS MANAGEMENT

Victor Bacchioni

Corporate Controller

Brian Baker

Director of Financial Reporting

Steve Carlson

Director of North American Manufacturing Operations

Vincent Colletti

Director of Internal Audit

David Dahle

Director of Corporate Accounts

Anthony Gadzinski

Director of Alternate Care

John Kringel

Director of Business Development

Peter Meringolo

Director of International Marketing

Carmine Morello

Vice President – Information Technology

Maryanne Nevill

Director of Sales Training and Development

Joe Oberle

Director of Group Marketing

Richard Pohland

General Manager – Clarksburg Facility

Adnan Syed

Director of E-Commerce & System Development

Michael Weiner

Director of OEM

INDEPENDENT AUDITORS

Grant Thornton LLP

The Chrysler Center

666 Third Avenue

New York, New York 10017

REGISTRAR & TRANSFER AGENT

American Stock Transfer & Trust Company

59 Maiden Lane, Plaza Level

New York, New York 10038

SEC FORM 10-K

If you would like a copy of our Annual Report on SEC Form 10-K for the fiscal year ended March 31, 2006, you may obtain it without charge. Direct your request to Medical Action Industries Inc., Corporate Secretary, 800 Prime Place, Hauppauge, New York 11788.

DUPLICATE MAILINGS

When a stockholder owns shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the Annual Report or other mailings. For further information on how to eliminate multiple mailings, contact American Stock Transfer and Trust Company at (718) 921-8293.

COMPANY FACILITIES

EXECUTIVE OFFICES

800 Prime Place

Hauppauge, New York 11788

MANUFACTURING/DISTRIBUTION FACILITIES

25 Heywood Road

Arden, North Carolina 28704

10 Columbia Blvd.

Clarksburg, West Virginia 26301

INTERNATIONAL OFFICE

Shanghai Representative Office:

Room 1905, Maxdo Center

No. 8, Xing Yi Road

Hong Qiao Development Zone

Shanghai, 200336, China

ANNUAL STOCKHOLDERS’ MEETING

The Annual Stockholders’ Meeting of Medical Action will be held on August 17, 2006, at the Hyatt Regency Wind Watch, 1717 Motor Parkway, Hauppauge, New York 11788. A Form of Proxy and Proxy Statement is being mailed to stockholders of record with this report.

STOCK TRADING

Medical Action’s common stock trades on the NASDAQ Stock Market under the Symbol MDCI. As of June 1, 2006, there were approximately 500 stockholders of record, which does not include approximately 4,000 beneficial owners of Shares held in the names of brokers or other nominees. The following table sets forth, for the periods indicated, the high and low closing prices per share of Medical Action Common Stock as reported by the National Market tier of the NASDAQ Stock Market®:

	Fiscal 2006		Fiscal 2005
	High	Low	High	Low
First Quarter	19.20	17.05	22.63	16.20
Second Quarter	19.12	16.73	18.87	15.50
Third Quarter	20.65	17.25	20.49	15.32
Fourth Quarter	24.60	20.10	20.15	17.64

Executive Offices: 800 Prime Place, Hauppauge, New York 11788 • Telephone: (631) 231-4600 • Fax: (631) 231-3075

E-mail: mdci@medical-action.com • Web site: www.medical-action.com